Filed Pursuant to Rule 433
Registration Nos. 333-227600 and 333-227600-01
February 4, 2020

Essex Portfolio, L.P.
$500,000,000 2.650% Senior Notes due 2032
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.

Guarantor:	Essex Property Trust, Inc.

Principal Amount:	$500,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / BBB+

Trade Date:	February 4, 2020

Settlement Date:
February 11, 2020 (T+5)

The Issuer expects that the delivery of the notes will be made against payment therefor on or about February 11, 2020, which is the fifth business day following the date of the prospectus supplement (the settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC promulgated under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the closing date for the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own adviser.

Maturity Date:	March 15, 2032

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2020

Benchmark Treasury:	UST 1.750% due November 15, 2029

Benchmark Treasury Price / Yield:	101-09+ / 1.606%

Spread to Benchmark Treasury:	T+108 basis points

Yield to Maturity:	2.686%

Coupon:	2.650% per annum

Price to Public:	99.628% of the Principal Amount, plus accrued interest, if any, from the Settlement Date if settlement occurs after the Settlement Date

Optional Redemption Provisions:
Prior to December 15, 2031, make-whole call as set forth in the preliminary prospectus supplement at Treasury + 20 basis points

On or after December 15, 2031, the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date, as set forth in the preliminary prospectus supplement

CUSIP / ISIN:	29717P AV9 / US29717PAV94

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Jefferies LLC MUFG Securities Americas Inc.

Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Mizuho Securities USA LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	Capital One Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Wells Fargo Securities, LLC toll free at 1-800-645-3751, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533, or (iv) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.